SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Imperial holdings inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title and Class of Securities)

452834104

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 452834104	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS North Star Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 553,632
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 553,632
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12		TYPE OF REPORTING PERSON PN

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CUSIP No. 452834104	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS North Star Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 371,987
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 371,987
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,987
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12		TYPE OF REPORTING PERSON PN

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CUSIP No. 452834104	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PVF-AJ, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 241,825
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 241,825
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12		TYPE OF REPORTING PERSON PN

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CUSIP No. 452834104	Page 5 of 10 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NS Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,167,444
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,167,444
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,167,444
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON OO

(1) NS Advisors, LLC holds an indirect beneficial interest in the shares which are directly beneficially owned by North Star Partners, L.P. and North Star Partners II, L.P, and has included shares held by PVF-AJ, LP, a managed account over which NS Advisors, LLC has investment and voting authority but no beneficial interest.

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CUSIP No. 452834104	Page 6 of 10 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew R. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,167,444 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,167,444
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,167,444
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON IN

(1) Mr. Jones may be deemed to hold an indirect beneficial interest in the shares, which are directly beneficially owned by North Star Partners, L.P., North Star Partners II, L.P and PVF-AJ, LP. because he is the managing member of NS Advisors, LLC which is the general partner of North Star Partners, L.P. and North Star Partners II, L.P., and which has investment voting authority over the managed account in the name of PVF-AJ, LP. Mr. Jones disclaims any beneficial ownership of the shares of Common Stock covered by this Statement in which he does not have a pecuniary interest.

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CUSIP No. 452834104	Page 7 of 10 Pages

Item 1(a).	Name of Issuer: Imperial Holdings Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices: 701 Park of Commerce Boulevard, Suite 301, Boca Raton, Florida 33487

Item 2(a).

Name of Person Filing:

North Star Partners, L.P. (“Partners”)

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North Star Partners II, L.P. (“Partners II”)

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PVF-AJ, LP (“PVF”)

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NS Advisors, LLC (“Advisors”)

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Andrew R. Jones

Item 2(b).	Address of Principal Business Office or, if None, Residence: 274 Riverside Avenue, Westport, CT 06880
Item 2(c).

Citizenship:

Partners and Partners II are Delaware limited partnerships.

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PVF is a Delaware limited partnership.

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Advisors is a Connecticut limited liability company.

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Mr. Jones is a United States citizen.

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CUSIP No. 452834104	Page 8 of 10 Pages

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 Par Value Per Share.

Item 2(e).	CUSIP Number: 452834104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☑	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box ☒.

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CUSIP No. 452834104	Page 9 of 10 Pages

Item 4.

Ownership.

(a)    Amount beneficially owned: 1,167,444

(b)    Percent of Class: 5.5%

(c)    Number of Shares as to which the person has:

(i)                Sole power to vote or to direct the vote: 1,167,444

(ii)               Shared power to vote or to direct the vote: 0

(iii)              Sole power to dispose or to direct the disposition of: 1,167,444

(iv)              Shared Power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. See Item 2(a)-(c).
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.

Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 452834104	Page 10 of 10 Pages

SIGNATURE

Date: February 14, 2014	NORTH STAR PARTNERS, L.P.

By: NS Advisors, LLC, General Partner

By: /s/ Andrew R. Jones

Andrew R. Jones, Managing Member

NORTH STAR PARTNERS II, L.P.

By: NS Advisors, LLC, General Partner

By: /s/ Andrew R. Jones

Andrew R. Jones, Managing Member

PVF-AJ, LP

By: NS Advisors, LLC, Attorney-in-Fact

By: /s/ Andrew R. Jones

Andrew R. Jones, Managing Member

NS ADVISORS, LLC

By: /s/ Andrew R. Jones

Andrew R. Jones, Managing Member

/s/ Andrew R. Jones

Andrew R. Jones, Individually

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